April 12, 2011

Kieran G. Brown

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Brown:

Nuveen Short Duration Credit Opportunities Fund (333-171661; 811-22518)

This letter responds to the comments contained in your letter dated February 10, 2011 regarding the registration statement on Form N-2, filed with respect to Common Shares of the Nuveen Short Duration Credit Opportunities Fund (the “Fund”). For convenience, each of your comments is repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 for the Fund, which was filed with the SEC on April 11, 2011 and is marked to show changes from the registration statement as originally filed.

PROSPECTUS

Cover Page

1. Comment: The first sentence of the second to last paragraph should indicate that the prospectus “sets forth concisely” the information about the registrant. See Item 1.1.d. of Form N-2.

Response: The following sentence has been added as the first sentence of the second to last paragraph on the cover page:

“This prospectus sets forth concisely information about the Fund that a prospective investor should know before investing, and should be retained for future reference.”

Investment Management and Subadvisory Agreement (Page 48)

2. Comment: In the paragraph stating that the basis for the Board’s continuation of the Fund’s investment management agreement will be provided in the annual or semi-annual

Securities and Exchange Commission

April 12, 2011

report, provide the period covered by the relevant report, if known. See Item 9.1.b.(4) of Form N-2.

Response: Because the Fund is a newly registered investment company and has not commenced operations, the Fund does not have any annual or semi-annual reports outstanding that include the disclosure noted above.

STATEMENT OF ADDITIONAL INFORMATION

Board Leadership Structure and Risk Oversight (SAI Page 30)

3. Comment: State whether the “various sources” from which the Nominating and Governance Committee receives suggestions for nomination include Fund security holders. See Item 18.5.b.(4) of Form N-2.

Response: The last paragraph of the “Board Leadership Structure and Risk Oversight” section of the Statement of Additional Information for the Fund has been revised as follows (new text underlined):

“In the event of a vacancy on the Board, the Nominating and Governance Committee received suggestions from various sources, including suggestions from Fund security holders, as to suitable candidates.”

Portfolio Manager (Page 38)

4. Comment: Revise the reference to “202-942-8090” to read “202-551-8090”. Also revise the reference to “20549” to read “20549-0102”. Disclose whether the code of ethics permits investment in securities, including securities that may be purchased or held by the Fund. See Item 18.15 of Form N-2.

Response: Agreed. Also, the following language has been added to the paragraph beginning, “The Fund, Nuveen Asset Management, Nuveen Investments and other related entities have adopted codes of ethics. . .” in the “Portfolio Manager” section of the Fund’s Statement of Additional Information:

“Personnel subject to a code may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund, but only so long as such investments are made in accordance with the code’s requirements.”

* * * * *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 212.778.9252 or David Glatz at 312.807.4295.

Securities and Exchange Commission

April 12, 2011

Very truly yours,

/s/ Stacy H. Winick

Stacy H. Winick

Enclosures

Copies (w/encl.) to        Mark Winget